EXHIBIT 4.3
Description of Common Stock
The following summary contains a description of the general terms of our common stock. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The rights of the holders of our common stock are governed by First Guaranty Bancshares’ restated articles of incorporation and by the Louisiana Business Corporation Act.
General
We are authorized to issue up to 100,600,000 shares of common stock, par value $1.00 per share. As of December 31, 2019, we had 9,741,253 shares of common stock outstanding. Our common stock is listed on the Nasdaq Global Market under the symbol “FGBI.”
Voting Rights
Holders of common stock of First Guaranty Bancshares have exclusive voting rights in First Guaranty Bancshares. They elect First Guaranty Bancshares’ board of directors and act on other matters that are required to be presented to them under Louisiana law or that are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If First Guaranty Bancshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights.
Dividends
Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of First Guaranty Bancshares may declare out of funds legally available for such payments. If First Guaranty Bancshares issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. Louisiana law prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The payment of dividends by First Guaranty Bancshares is also subject to limitations that are imposed by federal law, regulation and policy.
The Federal Reserve has issued a policy statement providing that dividends should be paid only out of current earnings and only if the holding company’s prospective rate of earnings retention is consistent with its capital needs, asset quality and overall financial condition. Federal regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.
Liquidation
In the event of a liquidation or dissolution of First Guaranty Bancshares, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock in the future, holders of such stock may have a senior interest over holders of common stock in such a distribution.
Preemptive Rights
Holders of the common stock of First Guaranty Bancshares are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption.
Restrictions on Acquisition of First Guaranty Bancshares
The following is a general summary of the material provisions of our restated articles of incorporation and bylaws and the Louisiana Business Corporation Act that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.
Authorized Shares of Capital Stock. Our restated articles of incorporation authorize the issuance of up to 100,600,000 shares of common stock and up to 100,000 shares of preferred stock. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquiror. Issuance of such additional shares may also dilute the voting interest of our shareholders.
Generally, the Louisiana Business Corporation Act does not require shareholder approval for an issuance of authorized shares. However, the Louisiana Business Corporation Act does require shareholder approval of non-cash share issuances in excess of 20% of a corporation’s total voting power on a pre-transaction basis. In addition, the listing requirements of the NASDAQ Stock Market, which would apply so long as our common stock were listed on such market, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock, but not a public offering of common stock for cash.

Directors. The board of directors has the power to fill board vacancies, whether occurring by reason of an increase in the number of directors or by resignation, death, removal or otherwise, although the shareholders may fill vacancies at a special meeting called for that purpose before the board takes action. Our bylaws provide that, in general, any shareholder desiring to make a nomination for the election of directors must submit written notice not less than 45 days or more than 90 days in advance of the meeting. The shareholders, by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote at an annual or special meeting of shareholders or by written consent of holders of a majority of shares outstanding, have the power to remove any and all directors at any time, with or without cause.
Actions by Shareholders. Our bylaws provide that special meetings of the shareholders may be called only by a majority of the board of directors, the President, Chairman, or Chief Executive Officer, or the President or Secretary at the written request of the holders of at least one-fifth of all shares entitled to vote. The bylaws provide that notice of shareholder proposals for new business to be considered at an annual meeting must be submitted, in general, not less than 30 or more than 90 days before the meeting.
Under the Louisiana Business Corporation Act, any amendment of our restated articles of incorporation and any merger or other business combination that requires shareholder approval or statutory share exchange to which we are a party requires the approval of a majority of the shares entitled to be cast at the meeting of shareholders. In addition, the Louisiana Business Corporation Act also provides that if any class or series of shares is entitled to vote as a separate group on a plan of merger or share exchange, the approval of a majority of such separate voting group is required.
The board of directors may amend the bylaws of First Guaranty Bancshares without shareholder approval.
Indemnification. Our restated articles of incorporation and bylaws provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.
Limitation of liability. Our restated articles of incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our restated articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.